SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. #2)

TRIBUNE PUBLISHING COMPANY

(Name of Issuer)

Common

(Title of Class of Securities)

89609W107

(CUSIP Number)

Danielle Price Holland & Knight LLP 701 Brickell Avenue, Suite 3300 Miami, FL 33131

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 2, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89609W107	Page 1 of 4 Pages

1	Name of Reporting Person I.R.S. IDENTIFICATION No. (Entities Only) Mason P. Slaine Revocable Trust 02238 3942
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required ☐ Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Florida
Number OF Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,866,349
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,866,349
11	Aggregate Amount Beneficially Owned by each Reporting Person 2,866,349
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) (1) 7.9%
14	Type of Reporting Person OO

(1) Based on information contained in the Annual Report on Form 10-K filed with the SEC by the Issuer on March 11, 2020 that there are 36,260,680 shares of Common Stock outstanding as of March 6, 2020.

CUSIP No. 89609W107	Page 2 of 4

1	Name of Reporting Person Mason P. Slaine
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required ☐ Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization USA
Number OF Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,866,349
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,866,349
11	Aggregate Amount Beneficially Owned by each Reporting Person 2,866,349
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) (1) 7.9%
14	Type of Reporting Person IN

(1) Based on information contained in the Annual Report on Form 10-K filed with the SEC by the Issuer on March 11, 2020 that there are 36,260,680 shares of Common Stock outstanding as of March 6, 2020.

CUSIP No. 89609W107	Page 3 of 4

Item 1. Security and Issuer.

This Amendment No. 2 (this “Amendment”) amends certain Items of the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2020, as amended on March 18, 2020 (collectively, the “Schedule 13D”) by furnishing the information set forth below. This Amendment and the Schedule 13D relates to the Common Stock, $0.01 par value per share (the “Shares”) of Tribune Publishing Company, a Delaware corporation (the “Issuer”). Except as set forth below, all previous Items on the Schedule 13D are unchanged. Capitalized terms used but not defined herein shall have the meanings ascribed in the Schedule 13D and any amendments thereto.

Item 5. Interest in Securities of the Issuer.

(a)       Pursuant to the most recently filed Annual Report on Form 10-K filed with the SEC by the Issuer on March 11, 2020, the Issuer had 36,260,680 Shares outstanding. The MPS Revocable Trust is the owner of 2,866,349 Shares or 7.9% of the total number of outstanding Shares. MPS, as the sole trustee of the MPS Revocable Trust, may be deemed the beneficial owner of 2,866,349 Shares held directly by the MPS Revocable Trust as record owner.

(b)       Each of the Reporting Persons has shared power to vote and dispose of 2,866,349 Shares reported on the Schedule 13D.

(c)       The transactions in the Issuer's Shares effected since the filing of the Schedule 13D includes broker sales set forth below:

Date	Amount	Price ($)
04/02/2020	25,000	7.4237
03/31/2020	22,987	7.9937
03/25/2020	2,797	6.7414
03/20/2020	62,695	5.7395
03/19/2020	58,130	5.2907
03/18/2020	100,000	5.6661
03/18/2020	100,000	5.4856

Except as described in this Amendment and the Schedule 13D, there have been no other transactions in the Issuer's Shares effected by the Reporting Persons during the last 60 days.

Item 7. Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement dated April 2, 2020.

CUSIP No. 89609W107	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

April 2, 2020

Mason P. Slaine Revocable Trust
By: /s/ Mason P. Slaine
Name: Mason P. Slaine Title: Trustee

Mason P. Slaine
By: /s/ Mason P. Slaine
Name: Mason P. Slaine

Exhibits:

Exhibit A- Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of an amendment to their statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Tribune Publishing Company and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Joint Filing Agreement to be executed on their behalf this 2nd day of April, 2020.

Mason P. Slaine Revocable Trust
By: /s/ Mason P. Slaine
Name: Mason P. Slaine Title: Trustee

Mason P. Slaine
By: /s/ Mason P. Slaine
Name: Mason P. Slaine